Indivior PLC
10710 Midlothian Turnpike, Suite 125
North Chesterfield, Virginia 23235

June 7, 2023

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Joshua R. Gorsky

Re:	Indivior PLC
Registration Statement on Form 20-F
Filed May 23, 2023 (as amended on June 5, 2023)
File No. 001-37835
Dear Mr. Gorsky:
Reference is made to the Registration Statement on Form 20-F (File No. 001-37835) filed by Indivior PLC (the Company) with the U.S. Securities and Exchange Commission on May 23, 2023 (as amended on June 5, 2023) (the Registration Statement).
The Company hereby requests the Registration Statement be made effective at 5:30 p.m., Eastern Time, on June 9, 2023, or as soon as possible thereafter, in accordance with Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.
Please contact Michael Levitt at (212) 277-4004 or Tracy Zhang at (650) 461-8214, of Freshfields Bruckhaus Deringer US LLP, counsel to the Company, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
/s/ Ryan Preblick
Name:	Ryan Preblick
Title:	Chief Financial Office

cc:	Jeffrey Burris
(Indivior PLC)

David Wisniewski
(Indivior PLC)

Michael A. Levitt, Esq.
(Freshfields Bruckhaus Deringer US LLP)